# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PORTAGE BIOTECH INC., CIK 0001095435
CUSIP: G7185A136
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0001393905-17-000383
Filed by CIK 0001329505
Persons authorized to receive notices and communications: Andrew D. Hudders, 711 Third Avenue - 17th Floor, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Gregory H. Bailey (CIK 0001329505): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 508,780; shared voting power 0; sole dispositive power 508,780; shared dispositive power 0; aggregate amount beneficially owned 508,780 (30.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: PORTAGE BIOTECH INC.
Address of issuer's principal executive offices: Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, Virgin Islands British (D8), VG1110

## Item 2. Identity and Background
Name of person filing: Dr Gregory H. Bailey
Residence or business address: Viking House, Nelson Street, Douglas, Y8 IM1 2AH
Present principal occupation or employment: Engaged in investment strategies for drug development opportunities through various corporate entities.
Criminal convictions in the last five years: no
Civil proceedings (securities laws) in the last five years: no
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting person acquired 402,439 ordinary shares, in an exempt private offering, at $4.10 per share, by agreement dated January 23, 2025, as an investment, to provide operating capital to the issuer, Portage Biotech Inc.

The securities currently held and that were acquired as reported herein, are being held for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional Ordinary Shares or disposing of some or all of his Ordinary Shares (or other securities of the Issuer), including exercising of outstanding options; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. The Reporting Person may propose and encourage the Issuer to engage in acquisition and disposition transactions and to enter into financing transactions that may change the capitalization of the Issuer. For example, the Issuer may need to raise additional capital, and the Reporting Person may decide to participate in a financing of the Issuer. Any acquisition or disposition of the Issuer's securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, or direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and publicly announced by the Issuer, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,653,622 ordinary shares
Number of shares as to which each person has sole or shared power to vote or dispose: 402,439 ordinary shares, acquired on January 23, 2025, at $4.10 in a private placement transaction with the issuer.
Transactions in the class effected during the past sixty days: The reporting person acquired 402,439 shares in a private placement transaction by the issuer, at a per share price of $4.10, by contract dated January 23, 2025. The offering was made by the issuer pursuant to Regulation D, Rule 506(b).

## Signatures
- Gregory H. Bailey: /s/ Greg Bailey, Greg Bailey (01/31/2025)